WILMER CUTLER PICKERING

    HALE AND DORR LLP

September 26, 2005	60 STATE STREET BOSTON, MA 02109 +1 617 526 6000 +1 617 526 500 fax wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 7010

Attention: Pamela A. Long, Assistant Director

Andrew P. Schoeffler, Esq.

Re:	VistaPrint Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed September 7, 2005

File No. 333-125470

Ladies and Gentlemen:

On behalf of VistaPrint Limited (“VistaPrint” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 3 is being filed in response to comments contained in a letter dated September 20, 2005 (the “Letter”) from Pamela A. Long, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert S. Keane, Chief Executive Officer of VistaPrint. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-based Compensation, page 40

Comment:

1.	Please revise the discussion in MD&A regarding your share-based compensation to include disclosure of the intrinsic value of the outstanding vested and unvested options based on the expected public offering price and the options outstanding as of the most recent balance sheet date presented in your Form S-1 registration statement. Refer to the

BALTIMORE                BEIJING                BERLIN                 BOSTON                BRUSSELS                 LONDON                MUNICH

NEW YORK                NORTHERN VIRGINIA                OXFORD                PALO ALTO                WALTHAM                WASHINGTON

September 26, 2005

guidance outlined in paragraph 180 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response:	The Registration Statement has been revised on page 42 in response to the Staff’s comment.

Shares Eligible For Future Sale, page 95

Lock-Up Agreements, page 96

Comment:

2.	We read your response to comment eight of our letter dated August 10, 2005 and reissue this comment. It appears that shares that are subject to a lock-up agreement may be released from these lock-up agreements and be eligible for sale earlier than otherwise disclosed in your prospectus. As a result, the fact that Goldman Sachs has no current intention to release shares from a lock-up agreement and that it has no pre-existing criteria for determining whether to release shares appears to be material information to prospective investors.

Response:	The Registration Statement has been revised on page 96 in response to the Staff’s comment.

Financial Statements

Comment:

3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:	To the extent necessary, the Company will update its financial statements to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Comment:

4.	Provide a currently dated consent from the independent public accountant in future amendments.

Response:	The Company has provided, and will provide, a currently dated consent from the independent registered public accounting firm in any future amendments to the Registration Statement. Please see exhibit 23.1 of the Registration Statement.

September 26, 2005

Exhibit 5.1

Comment:

5.	The legality opinion must cover all registered shares. In this regard, we note that counsel has limited its opinion solely to the shares being offered by your company. Please revise the legality opinion to also cover the over-allotment shares and the shares being offered by the selling security holders.

Response:	Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

Comment:

6.	We note the qualification to the legality opinion set forth in paragraph (d) under the heading “Assumptions” on page 2. Counsel may not limit its opinion in this manner as it pertains to your company. Please revise accordingly.

Response:	Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

Comment:

7.	We note the statement set forth in the first sentence of the first paragraph and in the first sentence of the third paragraph under the heading “Disclosure” on page 4 regarding the fact that no person or entity may rely upon the legality opinion other than your company. Please be advised that investors are entitled to rely on the legality opinion. Please revise accordingly.

Response:	Exhibit 5.1 to the Registration Statement has been revised in response to the Staff’s comment.

September 26, 2005

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Hal J. Leibowitz, Esq. of this firm at (617) 526-6461.

Very truly yours,

/s/ Thomas S. Ward

Thomas S. Ward